

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928


RECEIVED
PROCESSING
2006
WASH, D.C.
SECTION


06016009

Our reference BB/jcd
Date August 1, 2006

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

SUPPL

The enclosed press releases from the period July 2006 and the Pricing Supplements of July 2006 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group


RECEIVED
AUG 1 4 2006
213
SECTION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1614A
TRANCHE NO: 1
Issue of EUR 100,000,000 Index Linked Interest Notes 2006 due July 11, 2016

Issue Price: 100 per cent

CALYON

The date of these Final Terms is July 10, 2006


Rabobank


SEC MAIL PROCESSING
RECEIVED
AUG 14 2006
WASH, D.C. 213 SECTION



Latest News

11 July 2006

Rabobank and IFC acquire strategic stakes in URCB in Hangzhou

First foreign investment in a Chinese rural co-operative bank

Mr. H. (Bert) Heemskerk, Chairman of the Executive Board of the Rabobank Group, Ms. Karin Finkelston, Associate Director, East Asia & Pacific Department of International Finance Corporation (IFC), and Mr. Zhang Chen, Chairman of the United Rural Cooperative Bank of Hangzhou (URCB) located in Hangzhou, the capital city of Zhejiang Province, signed an agreement on Tuesday, 11 July in Hangzhou for Rabobank and IFC to acquire 10 percent and 5 percent shares respectively in the URCB. This marks the first foreign equity participation in a Chinese rural co-operative bank. This pioneering cooperation will undoubtedly have a far-reaching effect on Rabobank, IFC and URCB, and will serve as a valuable precedent for the process of restructuring and reforming China's rural credit co-operatives.

This acquisition forms part of the Rabo Development Program that supports the growth of modern rural banking in developing countries. It also constitutes a major step in initiating the next phase of IFC's financial sector strategy in China, which has recently been focused on restructuring and reforming city commercial banks. In addition to the financial investment in URCB, Rabobank will provide management and technical support to help further corporatise and modernise URCB. Rabobank and IFC will initiate technical assistance programs to advise the bank in a range of areas including strengthening the administration and management, business development, distribution policy, marketing, credit control, risk management and IT systems development. Rabobank will send a senior staff member to the management of URCB to help execute this technical assistance program and in partnership with IFC will also advise the Chinese authorities on rural co-operative reforms at the provincial level in Zhejiang Province.

Contact inforn

Press Relation

PO-box 17100
3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.

RELATED INFC

Press Release
Spokesperso
Media Calend
Media Kit
Dutch Press I

Mr. Bert Heemskerk, Board Chairman of Rabobank, is enthusiastic regarding the alliance with URCB: *"It is fantastic that we are the first foreign bank to be given the opportunity to assist URCB in its further development. Our Chinese partners attach a great deal of value to Rabobank's co-operative principles that correspond in many ways with their own co-operative banking system. These shared cultural values form the foundation for a productive partnership in the future."*

IFC is utilising its extensive experience in investing in Chinese financial institutions to help structure this pioneering transaction. IFC's technical assistance funding will also support rural cooperative sector reform at the provincial level and will complement Rabobank's own technical assistance program. IFC will place on the Bank's Board of Directors a senior banker with extensive Chinese and international banking experience who will provide ongoing guidance to the Bank's management as it develops into a modern, and sophisticated financial institution.

"Reforming the rural credit cooperative system has a profound impact on rural development and poverty alleviation in China. This project aims to set a benchmark for rural cooperative banks in China. IFC is committed to helping URCB strive for high standards in corporate governance, disclosure and environmental and social responsibility so that this institution can lend strong support to China's rural financial sector reform," said IFC Executive Vice President Lars Thunell.

Mr. Zhang Chen, Chairman of URCB said: "Both Rabobank and IFC have rich experiences in the modern banking management and operations. With this cooperation, URCB hopes to further improve its corporate governance, introduce advanced managerial skill and enhance its own competitiveness.

Chinese rural credit co-operatives

Rural credit co-operatives (RCCs) have existed in China since the 1950s. They are in most instances the only credit providers in rural areas. The Chinese government has made developing the credit co-operatives into fully-fledged banks a top priority. The strategy at the district level is to merge the present RCCs and the district union and to transform them into a Rural Co-operative Bank (RCB) or Rural Commercial Bank. This requires restructuring the loan portfolio and recapitalising the bank. The shareholders of an RCB are normally staff members, private individuals and farmers and SME companies. Zhejiang provinces, was selected as one of the 8 pioneering provinces in 2004 for restructuring and recapitalising the credit co-operatives. The rural population and small businesses in Zhejiang and its capital city Hangzhou (with a population of three million) have a growing need for financial products and services.

Profile Rabobank Group
Rabobank Group (www.rabobank.com) is a full-range financial services provider founded on cooperative principles. The Group is comprised of 248 independent local Rabobanks in the Netherlands, the central organisation Rabobank Nederland and a large number

of specialised subsidiaries. The Group's core objective is to generate the highest possible customer value. To this end, the organisation offers its clients all the financial products and services they may want. Rabobank Group provides services to more than half of the Dutch population (16 million) and Dutch companies. In the Netherlands, Rabobank has dominant market positions in almost all financial services areas: home mortgages, savings, small and mediumsized businesses, and the food & agri sector. It has also significantly strengthened its position in the large corporate market. Throughout the world, Rabobank Group, through Rabobank International, focuses primary on financing the international food & agri business, a niche market in which it has a leading position. Rabobank Group has been awarded the highest credit rating (Triple A), and has 267 offices in 38 countries outside the Netherlands.
Rabobank has been active in China since 1989 and has offices in Shanghai and Beijing. Rabobank received the Renminbi licence in 2004. In addition to its operations in 'mainland' China, Rabobank is also active in Hong Kong where it has operated a branch office since 1984.

Profile International Finance Corporation (IFC)
The mission of IFC (www.ifc.org) is to promote sustainable private sector investment in developing and transition countries, helping to reduce poverty and improve people's lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses. From its founding in 1956 through FY05, IFC has committed more than $49 billion of its own funds and arranged $24 billion in syndications for 3,319 companies in 140 developing countries. IFC's worldwide committed portfolio as of FY05 was $19.3 billion for its own account and $5.3 billion held for participants in loan syndications.

Profile United Rural Cooperative Bank of Hangzhou
URCB is a joint-stock cooperative financial institution focusing on local communities, formerly being Hang Zhou Rural Cooperative Union together with 23 Rural Cooperatives under its control. At present, URCB has total staff of 1130 and a network of 112 operating outlets. By the end of June 2005, it has a total deposit balance of RMB 24.3 billion, total loan balance of RMB 18.1 billion, with a total assets of RMB 30.5 billion. NPL ratio was well controlled at below 1.5%. Since operating under the new name, URCB has kept aiming to serve the agricultural sector, farmers and economic development in rural areas, continuously worked for local residents and medium/small enterprises by providing suitable financial products, to help farmers to increase income and facilitate the development of local economy. In the rural area of Hang Zhou, URCB dominates market shares in credit and loan business to retail clients and medium/small enterprises. While providing financial support to clients, URCB also keeps expanding its scope of services. Recently, URCB has started its foreign exchange business and hopes to

develop it into a distinguishing feature of the bank.

URCB has full confidence in the capital and technical cooperation with Rabobank and IFC. It regards the cooperation as an integral part of its medium/long term development strategy.

For more information, please contact:

Rabobank: Ernst Moeksis, Press Office (Utrecht, The Netherlands)
phone: +31 30 216 43 04
mobile: +31 6 22 60 71 87
email: e.m.j.moeksis@rn.rabobank.nl

IFC: Wenqin Zhu (Beijing)
phone: +8610 5860-3130
email: wzhu@ifc.org

IFC: Andrew Mak (Hong Kong)
phone: +852 2509-8110
email: amak@ifc.org

URCB: Mr. Sun Sheng, Director / Office of Board of Directors
phone: +86 571 87923199
mobile: +86 13516829663

Press Release UK - Rabobank and IFC acquire *strategic stakes in URCB in Hangzhou*

Return to the overview

 Top

13 July 2006

Rabobank acquires two banks in Indonesia

Netherlands-based Rabobank Group signed an agreement today to acquire ownership of the holding companies that own two Indonesian banks, Bank Haga and Bank Hagakita, from individual sharehholders.

Bank Haga and Bank Hagakita were founded almost 17 years ago and focus primarily on serving owners of small and medium-sized businesses in the trading, manufacturing and business services sectors. The two banks have a combined total of 1,537 employees and a network of 78 branches, sub-branches and cash offices located in Java, Bali and southern Sumatra. The two banks had total assets of Rp. 3.97 trillion as of 31 December 2005.

Rabobank has assets of € 506 billion and a net profit of € 2.1 billion as of 31 December 2005, making it the world's 14th largest bank in terms of tier I capital. Rabobank also is the world's leading financier in the food and agribusiness sector and has received credit ratings of AAA from Standard & Poor's and Aaa from Moody's, the only privately owned bank in the world to achieve this status. Rabobank has an existing Indonesian subsidiary, PT. Bank Rabobank International Indonesia, which has been in business for 16 years and focuses primarily on corporate clients.

Hans ten Cate, member of the Executive Board responsible for the group's international activities and chairman of the Managing Board of Rabobank International, remarked that "Bank Haga and Bank Hagakita have an impressive track record of consistent growth since their founding 17 years ago. The professional management teams and the loyal employees have developed a strong relationship with their SME customer base as well as a sound bank. This is an exciting platform for Rabobank to grow our business in Indonesia and we look forward to working with the management and employees of the two banks to develop product offerings to serve and grow their customer base even better."

Timoty Marnandus, Chairman of the Board of Commissioners of Bank Haga and Hagakita, stated "The acquisition by Rabobank, the world's only privately owned AAA-rated bank, will give us the resources to grow faster and offer improved service to our customers in areas such as lending, trade finance, treasury services and foreign exchange. It will also provide our dedicated employees with a strong platform to grow in the banking sector. We look forward to working with them and we believe strongly that by joining the Rabobank Group our customers and employees will be even better served."

The acquisitions are consistent with Rabobank's strategy of being the world's leading financier in the food and agribusiness sector (Food & Agri). These acquisitions will provide Rabobank with access to the small- and medium-sized enterprise sector in Indonesia and will supplement its existing presence in the country's large business market. Rabobank plans to

develop Hagabank and Bank Hagakita further as professional financial services providers for the SME and retail sector in Indonesia. Rabobank will accordingly invest in a number of areas including the further development of trade financing, treasury services and also transactional banking. The acquisition will enable Rabobank to offer new financial products and services to the Indonesian market and will in turn provide the Banks with access to the global network and expertise of the Rabobank Group.

The Indonesian economy is the largest in Southeast Asia with a total value of approximately USD 260 billion and annual growth of 5 to 6 percent. Food and Agriculture plays an important part in the economy contributing around 15% of GDP with an annual turnover of USD 23 billion. In addition, Indonesia has a thriving SME sector and strong growth for retail and SME banking services. As such, the acquisition of Bank Haga and Bank Hagakita fits well with Rabobank's global strategy.

Earlier this week, Rabobank announced that it acquired a ten percent interest in United Rural Cooperative Bank of Hangzhou (URCB) located in the capital of the Zhejiang Province, P.R.C. Those two acquisitions underline the importance Rabobank gives to the Asian Region.

For further information, please contact:

Rabobank Group:
Raymond Salet, Head Press Office (Utrecht, The Netherlands)
Phone: +31 30 216 2832
Mobile: +31 20 216 0673
Email: r.salet@rn.rabobank.nl

Gavin Anderson & Company, Singapore
Ms. Ang Shih-Huei, Associate Director
sang@gavinanderson.com.sg

Ms. Tan Ee Ching, Associate Director
etan@gavinanderson.com.sg

Tel: +65 6339 9110
Fax: +65 6339 9578

About Bank Haga and Bank Hagakita

Incorporated in 1989, the Banks are both focused on serving SME clients and share the same products and policies. The two banks have a combined staff of 1,537 and a network of 78 (sub) branches/cash offices. Bank Haga has branches in Jakarta, West and Central Java and southern Sumatra. Bank Hagakita has historically focused on East Java and Bali, although in recent years it has opened branches in Jakarta in areas not served by Bank Haga.

The Banks are known for their high quality of their management and employees, strong relationship with clients, and long track record of success in serving the SME sector. The Banks' main clientele are SME customers that are active in Trading, Manufacturing and Business Services. The Banks have also a strong retail

client base, serving them with a broad range of saving and loan products and other financial services.

Over the years, Bank Haga and Bank Hagakita have achieved high and co nsistent growth. Lending grew at CAGR of 27.5% over 1990 and 2005; funding grew at CAGR of 27% over 1990 and 2005. The two banks had total assets of Rp. 3.97 trillion as of 31 December 2005.

More information about Bank Haga and Bank Hagakita can be obtained from websites:

www.hagabank.com

Return to the overview

31 July 2006

Rabobank strengthens position in real estate

Rabobank intends to acquire Bouwfonds' real estate development and asset management activities from ABN AMRO. The real estate financing activities (BPF) will, with the exception of Rijnlandse Bank, not be acquired. The acquisition will require an investment of EUR 845 million. Rabobank will leverage this acquisition to further crystallise its strategy aimed at achieving a stronger position in the field of real estate in the Netherlands. The group will operate under the name Rabo Bouwfonds.

"The acquisition optimally supplements, deepens and broadens our existing real estate activities, which currently consist of property developer Rabo Real Estate and financier FGH Bank. The finely-meshed network of local Rabobanks enables us to respond quickly to the demand for new real estate that is developed according to the wishes of future users. Together with our new colleagues from Bouwfonds, Rabobank provides expertise that spans all the facets of real estate including development, financing and asset management," says Hans ten Cate, the member of the Rabobank Group Executive Board whose portfolio includes responsibility for the development of the Real Estate Division.

Rabobank is committed to holding a prominent position in the real estate sector in order to be able to serve as many private individuals, companies and other institutions as possible that have (complex) housing issues. It furthermore has the ambition to be able to offer financial returns to real estate investors. Rabobank also aims to be distinctive by developing real estate in a socially responsible manner. Rabo Bouwfonds will especially be able to achieve growth through involvement in the new projects in real estate, such as the (re-)development of city centres and towns, student housing, residential care complexes, shopping centres, (public) housing and office and business premises.

Rabo Bouwfonds will tap into the knowledge and relationships of the local Rabobanks. This will enable the bank to ensure the involvement of the local community in construction projects. Bouwfonds' many years of experience in developing (public) housing and construction projects commissioned by municipalities and housing corporations will clearly strengthen this approach. These ambitions naturally concur with the Rabobank Group's ambition to attain all-finanz market leadership on all fronts in the Netherlands and to hold the position as the most sustainable bank that demonstrates the highest level of corporate social responsibility.

Bouwfonds and Rabo Real Estate develop a combined total of approximately 9,500 homes a year. This acquisition will also allow Rabobank to enter the European real estate market.
Rabo Bouwfonds Asset Management will manage and initiate funds for private and institutional investors and asset managers. This business unit will furthermore

offer innovative and creative investment concepts for these target groups.
Rijnlandse Bank fits in well with the activities of NHB, a division of FGH Bank. Together they will form a strong player in the small business segment. FGH Bank will continue to hold its traditional role as a key player in providing financing to professional parties.

The information and consultative procedure with the employees' organisation and the representative consultation have, when applicable, been initiated. The proposed transaction will be submitted to the supervisory bodies concerned (including De Nederlandsche Bank and the Dutch Competition Authority).

For more information, please contact:

Rabobank Press Information Office, Raymond Salet

030 2162832

06 13748469

R


RECEIVED
AUG 1 4 2006
213

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a *coöperatie* formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1614A
TRANCHE NO: 1
Issue of EUR 100,000,000 Index Linked Interest Notes 2006 due July 11, 2016

Issue Price: 100 per cent

CALYON

The date of these Final Terms is July 10, 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1614A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	July 11, 2006
	(ii)	Interest Commencement Date *(if different from the Issue Date)*:	Not Applicable
8	Maturity Date:		July 11, 2016
9	Domestic Note: (if Domestic Note, *there will be no gross-up for* withholding tax)		No
10	Interest Basis:		Index Linked Interest further particulars specified below

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/Formula:	See Appendix
	(ii) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount:	CALYON
	(iii) Basket:	See Appendix

(iv)	Provisions for determining Rate(s) of Interest and Interest Amount where calculated by reference to Index and/or Formula:	*Each Note shall bear interest on its outstanding nominal* amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 1/ "*Index Linked Interest Note Provisions*" of the Appendix. Such interest amount will be payable annually in arrear.
(v)	Sponsor:	See Appendix
(vi)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix
(vii)	Interest Period(s) or Calculation Periods:	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
(viii)	Interest Period Date(s):	Not Applicable
(ix)	Interest Determination Date(s):	See Appendix
(x)	Specified Interest Payment Dates:	July 11, 2007, July 11, 2008, July 10, 2009, July 9, 2010, July 11, 2011, July 11, 2012, July 11, 2013, July 11, 2014, July 10, 2015 and July 11, 2016 (defined as "Index Linked Interest Payment Date$_{(i)}$")
(xi)	Business Day Convention:	Following Business Day Convention
(xii)	Business Centre(s) (Condition 1(a)):	TARGET
(xiii)	Minimum Rate of Interest:	0.00 per cent.
(xiv)	Maximum Rate of Interest:	7.09 per cent.
(xv)	Day Count Fraction (Condition 1(a)):	Not Applicable
(xvi)	Exchange:	See Appendix
(xvii)	Related Exchange:	See Appendix

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	***Dual Currency Note Provisions***	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	***Call Option***	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Condition 10(h)(A) applies
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	CALYON 9 quai du Président Paul Doumer 92920 Paris la Défense Cedex
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable

43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from July 11, 2006
(iii)	(Estimate of total expenses related to admission to trading:	EUR 5,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Rating Ltd: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 100,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield

Indication of yield: Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

See Appendix

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0259261617
(ii)	Common Code:	25926161
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	CALYON 9 quai du Président Paul Doumer 92920 Paris la Défense Cedex

12 General

Tradeable Amount: EUR 100,000

So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in

	principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

APPENDIX
(This Appendix forms part of the Final Terms to which it is attached)

1/ INDEX LINKED INTEREST NOTE PROVISIONS

Accordingly to the item 19 "Index Linked Note Provisions", each Note bears index linked interest on its outstanding nominal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date payable annually (as specified in the item 19(x) hereabove of the Final Terms) in amounts in EUR (each an "Index Linked Interest Amount$_{(i)}$") according to the following provisions:

(1) PROVISIONS RELATING TO THE DETERMINATION AND THE CALCULATION OF THE INDEX LINKED INTEREST AMOUNT PAYABLE ON THE INDEX LINKED INTEREST PAYMENT DATE$_{(1)}$ (THE "INDEX LINKED INTEREST AMOUNT$_{(1)}$")

- If Worst Index Performance$_{(1)}$ is equal to or greater than 90%, the Index Linked Interest Amount$_{(1)}$ will be an amount in EUR equal to EUR 7,090 (i.e. Specified Denomination x 7.09%),

or

- If Worst Index Performance$_{(1)}$ is lower than 90%, the Index Linked Interest Amount$_{(1)}$ will be equal to zero (EUR 0.00)

(2) PROVISIONS RELATING TO THE DETERMINATION AND THE CALCULATION OF THE INDEX LINKED INTEREST AMOUNT PAYABLE ON (AND INCLUDING) THE INDEX LINKED INTEREST PAYMENT DATE$_{(2)}$, TO (AND INCLUDING) THE INDEX LINKED INTEREST PAYMENT DATE$_{(10)}$ (THE "INDEX LINKED INTEREST AMOUNT$_{(2)}$", THE "INDEX LINKED INTEREST AMOUNT$_{(3)}$", THE "INDEX LINKED INTEREST AMOUNT$_{(3)}$", THE "INDEX LINKED INTEREST AMOUNT$_{(4)}$", THE "INDEX LINKED INTEREST AMOUNT$_{(5)}$", THE "INDEX LINKED INTEREST AMOUNT$_{(6)}$", THE "INDEX LINKED INTEREST AMOUNT$_{(7)}$", THE "INDEX LINKED INTEREST AMOUNT$_{(8)}$", THE "INDEX LINKED INTEREST AMOUNT$_{(9)}$" AND THE "INDEX LINKED INTEREST AMOUNT$_{(10)}$")

- If Worst Index Performance$_{(i)}$ is equal to or greater than 120%, the Index Linked Interest Amount$_{(i)}$ will be an amount in EUR equal to EUR 7,090 (i.e. Specified Denomination x 7.09%),

or

- If Worst Index Performance$_{(i)}$ is (i) lower than 120% and (ii) equal to or greater than 90%, the Index Linked Interest Amount$_{(i)}$ will be an amount in EUR (and rounded to the nearest second decimal, with 0.005 and above being rounded upwards) determined by the Calculation Agent according to the following formula :

(i x 7.09% x Specified Denomination) - Sum of the Previously Paid Index Linked Interest Amount(s)$_{(i)}$

or

- If Worst Index Performance$_{(i)}$ is lower than 90%, the Index Linked Interest Amount$_{(i)}$ will be equal to zero (EUR 0.00).

<u>Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:</u>

"n" means a series of whole numbers between 1 and 3;

"i" means a series of whole numbers between 1 and 10;

"Basket of Indices" or **"Basket"** means an equally weighted basket composed of each $Index_{(n)}$ specified in the schedule hereto:

$Index_{(n)}$	$Index_{(n)}$ Sponsor	Bloomberg Code	Exchange(s)	Related Exchange
Dow Jones Euro STOXX 50 Index	STOXX Limited	SX5E	The stock exchanges on which securities comprising the $Index_{(1)}$ (as determined by the $Index_{(1)}$ Sponsor from time to time) are listed	MONEP S.A. and/or Eurex Franfurt AG
Standard & Poor's 500 Composite Stock Price Index ("S&P 500")	Standard & Poor's Corporation	SPX	New York Stock Exchange (NYSE) and/or the National Association of Security Dealers Automated Quotations (NASDAQ)	Chicago Mercantile Exchange (CME)
Nikkei 225 Index	Nihon Keizai Shimbun, Inc.	NKY	Tokyo Stock Exchange	Osaka Securities Exchange

"$Index_{(n)}$" means the $Index_{(1)}$, the $Index_{(2)}$ or the $Index_{(3)}$, as the case may be, each of them being calculated and disseminated by their relevant $Index_{(n)}$ Sponsor (as defined hereafter);

"Indices" means collectively all the Indices comprised in the Basket (i.e. the $Index_{(1)}$, the $Index_{(2)}$ and the $Index_{(3)}$.);

"$Index_{(1)}$" means the Dow Jones Euro STOXX 50 Index[SM] as calculated and disseminated by the $Index_{(1)}$ Sponsor (Bloomberg code: SX5E);

"$Index_{(2)}$" means the Standard & Poor's 500 Composite Stock Price Index as calculated and published by the $Index_{(2)}$ Sponsor (Bloomberg code: SPX);

"$Index_{(3)}$" means the Nikkei 225 Index as calculated and published by the $Index_{(3)}$ Sponsor, based on the share prices of 225 shares quoted within the first section at the Tokyo Stock Exchange (Bloomberg code: NKY);

"$Index_{(n)}$ Sponsor" or "$Sponsor_{(n)}$" means individually or collectively, as the case may be:

- STOXX Limited in respect of the $Index_{(1)}$ or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent,
- Standard & Poor's Corporation in respect of the $Index_{(2)}$ or any successor index sponsor which is acceptable in the opinion of the Calculation Agent,
- Nihon Keizai Shimbun, Inc. in respect of the $Index_{(3)}$ or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent; and/or

"$Index_{(n)}$ Initial Price" means, in respect of each $Index_{(n)}$ the level of the $Index_{(n)}$ determined by the Calculation Agent as of the Valuation Time on June 22, 2006 which are as follows:

- in respect of $Index_{(1)}$ 3,544.85;
- in respect of $Index_{(2)}$ 1,245.60;
- in respect of $Index_{(3)}$ 15,135.69;

"**$Index_{(n)}$ Intermediary $Price_{(i)}$**" means, in respect of any $Index_{(n)}$, and any Valuation $Date_{(i)}$, the official closing level of such $Index_{(n)}$ at the Valuation Time on such Valuation $Date_{(i)}$ as determined by the Calculation Agent;

"**$Index_{(n)}$ $Performance_{(i)}$**" means, in respect of each $Index_{(n)}$ and each Valuation $Date_{(i)}$ the performance of such $Index_{(n)}$ at the Valuation Time on the relevant Valuation $Date_{(i)}$ as determined by the Calculation Agent in accordance with the following formula:

$$\frac{Index_{(n)}\ Intermediary\ Price_{(i)}}{Index_{(n)}\ Initial\ Price}$$

"**Worst Index $Performance_{(i)}$**" means the performance of the Worst Performing Index on the Valuation $Date_{(i)}$, such performance being calculated according to the definition $Index_{(n)}$ $Performance_{(i)}$ hereabove);

"**Worst Performing Index on the Valuation $Date_{(i)}$**" means the $Index_{(n)}$ with the worst performance on the Valuation $Date_{(i)}$ among the performances of the Indices (each of such performances being calculated in accordance with the provisions of the $Index_{(n)}$ $Performance_{(i)}$), being provided that in the case of an equal performance between two or more Indices on such date, the Worst Performing Index on the Valuation $Date_{(i)}$ will be deemed to be the one with the lowest market capitalisation;

"**Valuation $Date_{(i)}$**" means July 3, 2007, July 3, 2008, July 3, 2009, July 2, 2010, July 1, 2011, July 3, 2012, July 3, 2013, July 3, 2014, July 3, 2015 and July 1, 2016 (being provided that if any Valuation $Date_{(i)}$ is not a Scheduled Trading Day for all the Indices such Valuation $Date_{(i)}$ for all the Indices shall be deemed to be the next following Scheduled Trading Day (the "Scheduled Valuation $Date_{(i)}$")), unless such day(s) is/are a Disrupted Day.
If the Scheduled Valuation $Date_{(i)}$ is a Disrupted Day in respect of any $Index_{(n)}$ (being hereafter referred as the "Affected Index"), then the Valuation $Date_{(i)}$ for the other Indices comprised in the Basket not affected by a Market Disruption Event shall be the Scheduled Valuation $Date_{(i)}$ and the Valuation $Date_{(i)}$ for the Affected Index shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the five Scheduled Trading Days immediately following the Scheduled Averaging Date is a Disrupted Day.
In that case, (i) that fifth Scheduled Trading Day shall be deemed to be the Valuation $Date_{(i)}$ for the Affected Index, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Affected Index as of the Valuation Time on that fifth Scheduled Trading Day in accordance with the formula for and method of calculating the Affected Index last in effect prior to the occurrence of the first Disrupted Day using the price as of the Valuation Time on that fifth Scheduled Trading Day of each security comprised in the Affected Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security that fifth Scheduled Trading Day, its good faith estimate of the value for the relevant security)

"**Market Disruption Event**" means in respect of any $Index_{(n)}$, the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.
For the purposes of determining whether a Market Disruption Event in respect of an $Index_{(n)}$ exists at any time, if a Market Disruption Event occurs in respect of a security included in the $Index_{(n)}$ at any time, then the relevant percentage contribution of that security to the level of the $Index_{(n)}$ shall be based on a comparison of (x) the portion of the level of the $Index_{(n)}$ attributable to that security and (y) the overall level of the $Index_{(n)}$, in each case immediately before the occurrence of such Market Disruption Event;

The Calculation Agent shall as soon as reasonably practicable under the circumstances notify the Issuer of the existence or occurrence of a Market Disruption Event on the day that but for the occurrence or existence of a Market Disruption Event would have been an Averaging Date;

"Valuation Time" means:

- in respect of the $Index_{(1)}$, the time of calculation and dissemination of the closing value of the $Index_{(1)}$ via a summary message by the $Index_{(1)}$ Sponsor;

- in respect of the $Index_{(2)}$ and the $Index_{(3)}$, the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

"Exchange(s)" or "Stock Exchange(s)" means:

- in respect of each security comprising the $Index_{(1)}$ (as determined by the $Index_{(1)}$ Sponsor from time to time), the principal stock exchange on which such security is listed or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the $Index_{(1)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such $Index_{(1)}$ on such temporary substitute exchange or quotation system as on the original Exchange);

- in respect of the $Index_{(2)}$, the New York Stock Exchange (NYSE) and/or the National Association of Security Dealers Automated Quotations (NASDAQ) or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the shares underlying the $Index_{(2)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the shares underlying such $Index_{(2)}$ on such temporary substitute exchange or quotation system as on the original Exchange);

- in respect of the $Index_{(3)}$, the Tokyo Stock Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the shares underlying the $Index_{(3)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the shares underlying such $Index_{(3)}$ on such temporary substitute exchange or quotation system as on the original Exchange);

"Related Exchange(s)" means:

- in respect of the $Index_{(1)}$, the Marché des Options Négociables de Paris S.A. (MONEP S.A.) and/or Eurex Frankfurt AG or any successor exchange(s) or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the $Index_{(1)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such $Index_{(1)}$ on such temporary substitute exchange or quotation system as on the original Related Exchange);

- in respect of the $Index_{(2)}$, the Chicago Mercantile Exchange (CME) or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the $Index_{(2)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such $Index_{(2)}$ on such temporary substitute exchange or quotation system as on the original Related Exchange);

- respect of the $Index_{(3)}$, the Osaka Securities Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the $Index_{(3)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such $Index_{(3)}$ on such temporary substitute exchange or quotation system as on the original Related Exchange);

"Disrupted Day" means:

- in respect of the $Index_{(1)}$, any Scheduled Trading Day on which the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

- in respect of the $Index_{(2)}$ and the $Index_{(3)}$, any Scheduled Trading Day on which the Exchange or the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means:

- in respect of the $Index_{(1)}$, any day on which the Index Sponsor is scheduled to calculate and disseminate the Index and the Related Exchange is scheduled to be open for trading for its respective regular trading session;

- in respect of the $Index_{(2)}$ and the $Index_{(3)}$, any day on which the Exchange and the Related Exchange are scheduled to be open for trading for their respective regular trading sessions;

"Exchange Business Day" means:

- in respect of the $Index_{(1)}$, any Scheduled Trading Day on which the $Index_{(1)}$ Sponsor is scheduled to calculate and disseminate the $Index_{(1)}$ and the Related Exchange is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the *regular trading* session hours;

- in respect of the $Index_{(2)}$ and the $Index_{(3)}$, any Scheduled Trading Day on which the Exchange and the Related Exchange are open for trading during their respective regular trading sessions, notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time;

"Scheduled Closing Time" means:

- in respect of the $Index_{(1)}$, in respect of each security comprising the $Index_{(1)}$, the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

- in respect of the $Index_{(2)}$ and the $Index_{(3)}$, in respect of a Scheduled Trading Day, the scheduled weekday closing time of the Exchange or, as the case may be, the Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours;

"Trading Disruption" means in respect of any $Index_{(n)}$, any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$, on the Exchange, or (ii) in futures or options contracts relating to the $Index_{(n)}$, on the Related Exchange;

"Exchange Disruption" means in respect of any $Index_{(n)}$, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$, on the Exchange, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the $Index_{(n)}$, on the Related Exchange;

"Early Closure" means in respect of any $Index_{(n)}$, the closure on any Exchange Business Day of the Exchange relating to securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$ or the Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day;

" Sum of the Previously Paid Index Linked Interest $Amount(s)_{(i)}$" means for each Index Linked Interest $Amount_{(i)}$, the sum of the Index Linked Interest $Amount(s)_{(i)}$ paid on the previous Index Linked Interest Payment $Date(s)_{(i)}$.

2/ ADJUSTMENTS, CORRECTIONS AND MODIFICATIONS AFFECTING ANY INDEX$_{(N)}$

Upon the occurrence of certain events affecting any Index$_{(n)}$ Sponsor and/or any Index$_{(n)}$ (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as described below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange (using the method of adjustment and calculations elected by such Related Exchange or the consequences elected by the Related Exchange to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

A- ADJUSTMENTS TO ANY INDEX$_{(N)}$

(1) If any Index$_{(n)}$ is (i) not calculated and announced by the Index$_{(n)}$ Sponsor, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index$_{(n)}$, then that index (the "Successor Index") will be deemed to be the Index$_{(n)}$.

(2) If on or prior to the last Valuation Date$_{(i)}$, the Index$_{(n)}$ Sponsor announces that it will make a material change in the formula for or the method of calculating the Index$_{(n)}$ or in any other way materially modifies the Index$_{(n)}$ (other than a modification prescribed in that formula or method to maintain the Index$_{(n)}$ in the event of changes in constituent stock and capitalisation and other routine events) (an "Index Modification"), then the Calculation Agent shall elect either:

(i) to replace the Index$_{(n)}$ by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the Index$_{(n)}$ Intermediary Price$_{(i)}$; or

(ii) to determine the Index$_{(n)}$ Intermediary Price$_{(i)}$ using, in lieu of a published level of the Index$_{(n)}$, the level for that Index$_{(n)}$ as at each Valuation Date$_{(i)}$ as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index$_{(n)}$ last in effect prior to the change, but using only those securities that comprised the Index$_{(n)}$ immediately prior to the Index Modification;

(3) If on or prior to the last Valuation Date$_{(i)}$, any Index$_{(n)}$ Sponsor fails to calculate and announce the Index$_{(n)}$ (an *"Index Disruption"), then the Calculation Agent shall determine the Index$_{(n)}$ Intermediary* Price$_{(i)}$ using, in lieu of a published level of the Index$_{(n)}$, the level for that Index$_{(n)}$ as at each Valuation Date$_{(i)}$ as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index$_{(n)}$ last in effect prior to the change, but using only those securities that comprised the Index$_{(n)}$ immediately prior to the Index Disruption.

B- CORRECTION OF ANY INDEX$_{(N)}$

In the event that any level published on the Exchange or by any Index$_{(n)}$ Sponsor and which is utilized for the determination of the Index$_{(n)}$ Intermediary Price$_{(i)}$ is subsequently corrected and the correction is published by the Exchange or the Index$_{(n)}$ Sponsor not later than the second Business Day immediately preceding the Index Linked Interest Payment Date$_{(i)}$ (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index$_{(n)}$ will be utilized for the purposes of the determination of the Index$_{(n)}$ Intermediary Price$_{(i)}$. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer, the Guarantor or the Calculation Agent in the case where any Index$_{(n)}$ Sponsor will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index$_{(n)}$.

C- CANCELLATION OF ANY INDEX$_{(N)}$

If, at any time from the Issue Date to the last Valuation Date$_{(i)}$ (a) any Index$_{(n)}$ Sponsor (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index$_{(n)}$ and no Successor Index exists or (b) the successor sponsor to calculate and disseminate the Index$_{(n)}$ is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will request the Calculation Agent to calculate from the last quotation day of the Index$_{(n)}$ (or, as the case may be, the replacement day of the Index$_{(n)}$ Sponsor by a successor sponsor unacceptable to the Calculation Agent) to the last Valuation Date$_{(i)}$ a synthetic index in replacement of the Index$_{(n)}$ in accordance with the formula for and method of calculating that Index$_{(n)}$ last in effect prior to that definitive cancellation of the Index$_{(n)}$, but using only those securities that comprised that Index$_{(n)}$ immediately prior to that definitive cancellation of the Index$_{(n)}$ or, as the case may be, the replacement day of the Index$_{(n)}$ Sponsor by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the Index$_{(n)}$ Relevant Price(s), being provided that in such case the Maturity Date will stay unchanged;

The Issuer shall as soon as practicable give notice to the Noteholders through their paying agent (i.e. *Clearstream Banking, société anonyme* or Euroclear Bank SA/NV) in accordance with Condition 17, stating the occurrence of such event, giving details thereof and the determinations made in relation thereto.

3/ CALCULATION BINDING

The calculations and determinations of the Calculation Agent shall (save in the case of manifest error) be final and binding upon all parties. The Calculation Agent shall have no responsibility for good faith errors or omissions in the calculations and determinations of the Final Redemption Amount or, as the case may be, the Early Redemption Amount or, as the case my be, the early redemption amount (see Section 4/ "*Adjustments, Correction and Modifications affecting Any Index$_{(n)}$*") of any Note as provided herein.

4/ INFORMATION RELATING TO THE INDEX$_{(i)}$

The information contained in the Final Terms with respect to the Index consists of extracts from Bloomberg Data Base and documents available on the STOXX Limited web site (www.stoxx.com). CALYON accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.

Description

The Dow Jones Euro STOXX 50 (Price) Index is a free float market capitalisation weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. (Bloomberg code: STOXX50E).

Dissemination method

1. CALCULATION MODEL

1.1 Input Data Specification

The index calculation is based on the following:

• Real time stock prices.

• Real time currency rates.
• Number of shares for each stock class.

1.2 Input Data Sources

The input data are obtained from several reliable sources, including:
• Respective exchanges / systems.
• Regulatory agencies.
• Companies involved.
• Other service providers.

1.3 Input Data Monitoring

STOXX Limited implements various verification and audit procedures to ensure that the real time stock
price and currency rate input-data feeds are of the highest accuracy, consistency and quality:

• Data filters.
• Quality assurance tools.
• Verification against secondary sources.

1.4 Input Data Corrections

STOXX Limited makes every effort to prevent erroneous input data from affecting the real time indexes. Any incorrect or missing data – e.g. stock prices, currency rates, number of shares and corporate actions – are corrected immediately.

However, as the index is calculated in real time, an incorrect index value will not be retroactively corrected.

1.5 Index Formula

The indexes are calculated with the Laspeyres formula below:

$$Index_t = \frac{\sum_{i=1}^{n} p_{it} \cdot q_{it} \cdot X_{it}^{EURO} \cdot f_{it})}{C_t \cdot \sum_{i=1}^{n} (P_{i0} \cdot X_{i0}^{EURO})} \cdot \text{base value}$$

$$= \frac{M_t}{B_t} \cdot \text{Base value}$$

The divisor (D_t) is different for the price and total return indexes because of the different dividend treatments.

The formula can be simplified as follows:

$$Index_t = \frac{M_t}{D_t}$$

$$D_t = \frac{B_t}{\text{basevalue}} = \text{divisor at time (t)}$$

n = number of stocks in the index

P_{i0} = closing price of stock (i) at the base date (December 31, 1991)

q_{i0} = number of shares of company (i) at the base date (December 31, 1991)
p_{it} = price of stock (i) at time (t)

q_{it} = number of shares of company (i) at time (t)
f_{it} = free float factor of company (i) at time (t)

C_t = adjustment factor for the base date market capitalization

t = time the index is computed

M_t = market capitalization of the index at time (t)

B_t = adjusted base date market capitalization of the index at time (t)
X_{it}^{EURO} = cross rate: domestic currency in euros of company (i) at time (t) {applies only for companies that are not traded in euros}

base value = 1,000 for blue chip indexes and 100 for all other indexes on the base date; i.e. December 31, 1991

1.6 Index Dissemination Period

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.

The index dissemination period ends when the last major exchange / system closes, as specified.

1.7 Real Time Dissemination

The euro-denominated price indexes – excluding the industry group indexes – are disseminated every
15 seconds during the index dissemination period.

1.8 Day End Dissemination

All indexes are disseminated at the end of the index dissemination period.
Dissemination: data vendors, daily e-mail service and stoxx.com.

1.9 Daily Open Quotations

The daily open quotations for the real time indexes are based on the respective opening stock prices
and the latest respective currency rates when the prices are received.
The daily open quotation is disseminated as soon as all the respective opening stock prices have been received

Country Exchange	System	Opening Time (CET)	Closing Time (CET)
Austria	Xetra	09:15	17:30
Belgium	EURONEXT	09:30	17:00

Denmark	Copenhagen	09:00	17:00
Finland	Helsinki	09:00	17:00
France	EURONEXT	09:00	17:35
Germany	Xetra	09:00	20:00
Greece	Athens	09:45	12:30
Ireland	Xetra	09:00	18:15
Italy	Milan	09:15	17:30
Netherlands	EURONEXT	09:00	17:00
Norway	Oslo	10:00	16:00
Portugal	Lisbon	10:30	17:30
Spain	SIBE	09:00	17:35
Sweden	Stockholm	09:30	17:30
Switzerland	SWX	09:00	17:00
United Kingdom	London	09:00	17:30

1.10 Daily Index Settlement Values

The daily index settlement values for the real time indexes are calculated as the average of the respective 41 index values disseminated between 11:50:00 CET and 12:00:00 CET. This is the same procedure used to calculate the index settlement values for the index based exchange traded derivatives on the settlement dates.

1.11 Daily Key Index Values & Performance Data

The key index values and performance data for the Dow Jones STOXX℠ 600 and Dow Jones EURO STOXX℠ price indexes are calculated daily at the end of the index dissemination period. They include the previous closing, current opening, high, low and most recent closing index values, and the corresponding year-to-date performances, where appropriate.

1.12 Index Dissemination Period

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.
The index dissemination period ends when the last major exchange / system closes, as specified.

Country	Trading System	Open	Price Type	Close	Price Type
United Kingdom	London	09:00 CET	Opening Auction	17:30 CET	Closing Auction
Germany	Xetra	09:00 CET	Opening Auction	20:00 CET	Closing Auction
France	Euronext	09:00 CET	Opening Auction	17:35 CET	Closing Auction
Netherlands	Euronext	09:00 CET	First Trade	17:00 CET	Last Trade
Italy	Milan	09:30 CET	First Trade	17:30 CET	Last Trade
Spain	SIBE	09:00 CET	Opening Auction	17:35 CET	Closing Auction
Switzerland	SWX Swiss Exchange	09:00 CET	First Trade	17:00 CET	Closing Auction
Belgium	Euronext	09:00 CET	First Trade	17:00 CET	Last Trade
Finland	Helsinki	09:00 CET	First Trade	17:00 CET	Last Trade
Sweden	Stockholm	09:30 CET	First Trade	20:00 CET	Closing Auction
Austria	Xetra	09:15 CET	Opening Auction	17:30 CET	Closing Auction
Denmark	Copenhagen	09:00 CET	First Trade	17:00 CET	Last Trade

Portugal	Lisbon	10:30 CET	First Trade	17:30 CET	Last Trade
Ireland	Xetra	09:00 CET	Opening Auction	18:15 CET	Closing Auction
Greece	Athens	09:30 CET	First Trade	13:15 CET	Last Trade
Norway	Oslo	10:00 CET	First Trade	16:00 CET	Last Trade

1.13 Index Divisor Adjustment

The index divisors are adjusted due to corporate actions:

$$D_{t+1} = D_t \cdot \frac{\sum (p_{it} \cdot q_{it} \cdot f_{it}) \pm \Delta MC_{t+1}}{\sum (p_{it} \cdot q_{it} \cdot f_{it})}$$

Where:

D_t = Divisor at time (t)

D_{t+1} = Divisor at time (t+1)

p_{it} = Stock price of company (i) at time (t)
f_{it} = Free float factor of company (i) at time (t)

q_{it} = Number of shares of company (i) at time (t)

ΔMC_{t+1} = For companies with corporate actions effective at time (t+1), free float *market capitalisation* calculated with adjusted closing prices and new number of shares at time (t+1) minus free float market capitalisation calculated with closing prices and number of shares at time (t)

For the corporate actions listed below, the following assumptions apply:

> Shareholders will receive 'B' new shares for every 'A' share held (where applicable) > If the new shares have a dividend disadvantage – i.e. the new shares have a different dividend from the old shares – the price for these new shares will be adjusted accordingly	
1. Cash dividend (applied to total return indexes only) Adjusted price = closing price – dividend announced by the company * (1 – withholding tax)	**Divisor ↓**
2. Special cash dividend (applied to price and total return indexes) Adjusted price = closing price – dividend announced by the company * (1 – withholding tax)	**Divisor ↓**
3. Split and reverse split Adjusted price = closing price * A / B New number of shares = old number of shares * B / A	**Divisor ↔**

4. Rights offering Adjusted price = (closing price * A + subscription price * B) / (A + B) New number of shares = old number of shares * (A + B) / A	**Divisor ↑**
5. Stock dividend Adjusted price = closing price * A / (A + B) New number of shares = old number of shares * (A + B) / A	**Divisor ↔**
6. Stock dividend of another company Adjusted price = (closing price * A – price of the other company * B) / A	**Divisor ↓**
7. Return of capital and share consolidation Adjusted price = [closing price – dividend announced by company * (1 – withholding tax)] * A / B New number of shares = old number of shares * B / A	**Divisor ↓**
8. Repurchase shares/self tender Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – *number of tendered shares)* New number of shares = old number of shares – number of tendered shares	**Divisor ↓**
9. Spin-Off Adjusted price = (closing price * A – price of spun-off shares * B) / A	**Divisor ↓**
10. Combination stock distribution (dividend or split) and rights offering For the above corporate action, the following additional assumptions apply: > Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held. > If A is not equal to one share, all the following 'new number of shares' formulae need to be divided by A:	
– if rights are applicable after stock distribution (one action applicable to other) Divisor Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)] New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A	**Divisor ↑**
– if stock distribution is applicable after rights (one action applicable to other) Divisor Adjusted price = [closing price * A + subscription price * C] / [(A + C) * (1 + B / A)] New number of shares = old number of shares * [(A + C) * (1 + B / A)]	**Divisor ↑**
– stock distribution and rights (neither action is applicable to the other) Divisor Adjusted price = [closing price * A + subscription price * C] / [A + B + C] New number of shares = old number of shares * [A + B + C] / A	**Divisor ↑**

1.14 Index Divisor Correction

The correction procedures for incorrect index divisors are:

> If discovered within five days: Immediate correction

> If discovered after five days: Immediate correction only if deemed significant by the Dow Jones STOXX Supervisory Board and if the correction is feasible.

Index components *(source: Bloomberg data system as of May 23, 2005)*

AABA NA Equity	ABN AMRO Holding NV	2,02
AGN NA Equity	Aegon NV	0,886
AI FP Equity	Air Liquide	0,966
CGE FP Equity	Alcatel SA	0,714
ALV GY Equity	Allianz AG	2,056
G IM Equity	Assicurazioni Generali SpA	1,684
CS FP Equity	AXA SA	1,909
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	2,707
SAN SQ Equity	Banco Santander Central Hispano SA	3,647
BAS GY Equity	BASF AG	1,81
BAY GY Equity	Bayer AG	1,244
BNP FP Equity	BNP Paribas	2,882
CA FP Equity	Carrefour SA	1,535
SGO FP Equity	Cie de Saint-Gobain	1
ACA FP Equity	Credit Agricole SA	0,92
DCX GY Equity	DaimlerChrysler AG	1,701
DBK GY Equity	Deutsche Bank AG	2,121
DTE GY Equity	Deutsche Telekom AG	2,475
EOA GY Equity	E.ON AG	3,034
ELE SQ Equity	Endesa SA	1,053
ENEL IM Equity	Enel SpA	1,617
ENI IM Equity	ENI SpA	3,253
FORA NA Equity	Fortis	1,75
FTE FP Equity	France Telecom SA	2,127
BN FP Equity	Groupe Danone	1,175
IBE SQ Equity	Iberdrola SA	1,02
INGA NA Equity	ING Groep NV	2,786
AHLN NA Equity	Koninklijke Ahold NV	0,595
PHIA NA Equity	Koninklijke Philips Electronics NV	1,73
OR FP Equity	L'Oreal SA	1,151
LG FP Equity	Lafarge SA	0,792
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SA	0,936
MUV2 GY Equity	Muenchener Rueckversicherungs AG	0,994
NOK1V FH Equity	Nokia OYJ	4,06
REP SQ Equity	Repsol YPF SA	1,198
RDA NA Equity	Royal Dutch Petroleum Co	6,107
RWE GY Equity	RWE AG	1,42
SAN FP Equity	Sanofi-Aventis	4,528
SPI IM Equity	Sanpaolo IMI SpA	0,752
SAP GY Equity	SAP AG	1,778
SIE GY Equity	Siemens AG	3,085
GLE FP Equity	Societe Generale	2,254
SZE FP Equity	Suez SA	1,225

TIT IM Equity	Telecom Italia SpA	1,521
TEF SQ Equity	Telefonica SA	3,786
TIM IM Equity	TIM SpA	0,37
FP FP Equity	Total SA	6,687
UC IM Equity	UniCredito Italiano SpA	1,307
UNA NA Equity	Unilever NV	1,959
EX FP Equity	Vivendi Universal SA	1,671

Index price development (source: Bloomberg data system as of July 6, 2006)

	Low	High
2002	2,150.27	3,833.09
2003	1,849.64	2,760.66
2004	2,580.04	2,959.71
2005	2,924.01	3,616.33
January 2006	3,532.68	3,691.41
February 2006	3,671.37	3,840.56
March 2006	3,727.96	3,874.61
April 2006	3,770.79	3,888.46
May 2006	3,539.77	3,890.94
June 2006	3,408.02	3,648.92

As of July 6, 2006 the closing level of the Index was 3,662.39

DISCLAIMER FROM STOXX LIMITED

STOXX and Dow Jones have no relationship to CALYON, other than the licensing of CALYON to insert name of the Dow Jones Euro Stoxx 50 Dow Jones Euro Stoxx 50 Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones Euro Stoxx 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones Euro Stoxx 50 Index and the data included in the Dow Jones Euro Stoxx 50 Index;**
  - **The accuracy or completeness of the Dow Jones Euro Stoxx 50 Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones Euro Stoxx 50 Index and its data;**
- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Euro Stoxx 50 Index or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**

The licensing agreement between CALYON and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

5/ INFORMATION RELATING TO THE S&P 500 INDEX

The information contained in the Final Terms with respect to the Index(1) consists of extracts from Bloomberg Data Base and documents available on the Index's web site. The Issuer accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.

Description of the Index *(Source: Standard & Poor's web site)*

The S&P 500 Index consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is a market-value weighted index (stock price times number of shares outstanding), with each stock's weight in the Index proportionate to its market value. The "500" is one of the most widely used benchmarks of U.S. equity performance.

Index Calculation *(Source: Standard & Poor's web site)*

The S&P 500 Index is computed and published on real time basis.

The index calculation is based on the following:

- Real time stock prices.
- Real time currency rates.
- Number of shares for each stock class.

The S&P 500 Index is calculated using a base-weighted aggregate methodology. That means the level of the Index reflects the total market value of all 500 component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares outstanding. Statisticians call an index of a set of combined variables (such as price and number of shares) a composite index. An indexed number is used to represent the results of this

calculation in order to make the value easier to work with and track over time. It is much easier to graph a chart based on indexed values than one based on actual values.

The S&P 500's base period is 1941-43. The actual total market value of the stocks in the Index during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. The formula used to calculate the Index is fairly straightforward. However, the calculation of the adjustments to the Index (commonly called Index maintenance) is more complex.

In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the 500 companies in the Index by a number called the Index Divisor. The Divisor is an arbitrary number. However, it is the only link to the original base period value of the S&P 500 Index. The Divisor keeps the Index comparable over time and is the manipulation point for all Index maintenance adjustments.

An example of how an index is calculated, using three stocks for illustrative purposes, can be found on the next page. First, a starting point, or base period, is selected. Second, the initial value of the three-stock index at the base period is calculated. Each company's number of common shares outstanding on that date is multiplied by its price per share to determine the market value of each stock. Third, the three market values are summed. The total is the base period market value for the index. Finally, that total then is indexed—set equal to 10—and used to calculate the base period divisor. The base period divisor in this example (base period market value divided by base period index value) is 1,000,000.

Suppose that the next day, Day 2 in the example, the per-share price of each of the three stocks in our hypothetical index goes up exactly 10%. Since there have been no changes in the number of common shares outstanding, the market value of each company in the index also will go up 10%. That new market value is divided by the Index Divisor, which remained unchanged at 1,000,000. The new closing value of the index is 11, also exactly 10% higher than the previous day's closing value.

This three-stock example illustrates the exact steps used every day to calculate the S&P 500. The Index is always calculated by adding the market values of its 500 components and dividing that sum by the latest Index Divisor. The same procedure is used to calculate indexes for the four S&P 500 major industry sectors (Industrials, Financials, Transportation, and Utilities) and indexes for the individual industry groups.
S&P 500 Index Calculation Methodology (Source: Standard & Poor's web site)

$$\frac{\text{Total Market Value of 500 Companies}}{\text{Latest Index Divisor}} = \text{S\&P 500 Index Value}$$

SAMPLE: THREE-STOCK INDEX CALCULATION

Step 1. Calculate Three-Stock Index Market Value for day 1 (Base Period).

Stock	Share Price	Number of Common Shares Outstanding	Market Value
A	$20.00	50,000	$1,000,000
B	30.00	100,000	3,000,000
C	40.00	150,000	6,000,000
Day 1 (Base Period) Market Value			**$10,000,000**

Step 2. Index Base Period Market Value and Determine Base Period Divisor.

Set Base Period Market Value equal to an Index number 10.

$$\$10{,}000{,}000 = 10$$

Determine Divisor for base Period.

$$\frac{\text{Total Market Value of 500 Companies}}{\text{Latest Index Divisor}} = \text{S\&P 500 Index Value}$$

$$\frac{\$10{,}000{,}000}{\text{Latest Index Divisor}} = 10$$

Step 3. Calculate Three-Stock Index Value for day 2.

Stock	Share Price	Number of Common Shares Outstanding	Market Value
A	$22.00	50,000	$1,100,000
B	33.00	100,000	3,300,000
C	44.00	150,000	6,600,000
Day 2 Market Value			**$11,000,000**

$$\frac{\text{Day 2 Market Value}}{\text{Latest Index Divisor}} = \text{Index Value}$$

$$\frac{\$11{,}000{,}000}{1{,}000{,}000} = \text{Index Value}$$

Day 2 Three-Stock Index = 11

Any further information relating to the Index calculation may be found on the Index web site at the following address: www.spglobal.com/indexmain500_method.html

***Index components** (source: Bloomberg data system as of September 15, 2005)*

Bloomberg Code	Long Company Name	Weightings in %
XOM UN Equity	Exxon Mobil Corp	3,531
GE UN Equity	General Electric Co	3,207
MSFT UQ Equity	Microsoft Corp	2,347
C UN Equity	Citigroup Inc	2,078
PFE UN Equity	Pfizer Inc	1,718
JNJ UN Equity	Johnson & Johnson	1,698
BAC UN Equity	Bank of America Corp	1,523
AIG UN Equity	American International Group Inc	1,4
INTC UQ Equity	Intel Corp	1,342
WMT UN Equity	Wal-Mart Stores Inc	1,328
MO UN Equity	Altria Group Inc	1,317
CVX UN Equity	Chevron Corp	1,259
PG UN Equity	Procter & Gamble Co	1,209
IBM UN Equity	International Business Machines Corp	1,153
JPM UN Equity	JPMorgan Chase & Co	1,07
CSCO UQ Equity	Cisco Systems Inc	1,012

AMGN UQ Equity	Amgen Inc	0,905
WFC UN Equity	Wells Fargo & Co	0,887
KO UN Equity	*Coca-Cola Co/The*	0,875
COP UN Equity	ConocoPhillips	0,834
PEP UN Equity	PepsiCo Inc	0,823
VZ UN Equity	Verizon Communications Inc	0,799
HD UN Equity	Home Depot Inc	0,769
DELL UQ Equity	Dell Inc	0,746
TWX UN Equity	Time Warner Inc	0,746
HPQ UN Equity	Hewlett-Packard Co	0,705
SBC UN Equity	SBC Communications Inc	0,695
WB UN Equity	*Wachovia Corp*	0,683
UPS UN Equity	United Parcel Service Inc	0,676
S UN Equity	Sprint Nextel Corp	0,645
QCOM UQ Equity	Qualcomm Inc	0,61
MDT UN Equity	Medtronic Inc	0,608
ABT UN Equity	Abbott Laboratories	0,604
UNH UN Equity	UnitedHealth Group Inc	0,595
AXP UN Equity	American Express Co	0,592
CMCSA UQ Equity	Comcast Corp	0,584
MRK UN Equity	*Merck & Co Inc*	0,561
LLY UN Equity	Eli Lilly & Co	0,558
WYE UN Equity	Wyeth	0,537
ORCL UQ Equity	Oracle Corp	0,528
TYC UN Equity	Tyco International Ltd	0,52
MOT UN Equity	Motorola Inc	0,52
MWD UN Equity	Morgan Stanley	0,51
MER UN Equity	Merrill Lynch & Co Inc	0,504
MMM UN Equity	3M Co	0,504
TXN UN Equity	*Texas Instruments Inc*	0,501
VIA/B UN Equity	Viacom Inc	0,491
USB UN Equity	US Bancorp	0,482
G UN Equity	Gillette Co/The	0,472
BA UN Equity	Boeing Co	0,471
UTX UN Equity	United Technologies Corp	0,463
GS UN Equity	Goldman Sachs Group Inc	0,455
LOW UN Equity	Lowe's Cos Inc	0,453
DIS UN Equity	Walt Disney Co	0,437
SLB UN Equity	Schlumberger Ltd	0,433
BMY UN Equity	Bristol-Myers Squibb Co	0,429
BLS UN Equity	BellSouth Corp	0,424
FNM UN Equity	Fannie Mae	0,414
TGT UN Equity	Target Corp	0,414
NWS/A UN Equity	News Corp	0,406
EBAY UQ Equity	eBay Inc	0,406
WAG UN Equity	Walgreen Co	0,406
WLP UN Equity	WellPoint Inc	0,4
YHOO UQ Equity	Yahoo! Inc	0,394
DOW UN Equity	Dow Chemical Co/The	0,378
FRE UN Equity	Freddie Mac	0,366
MCD UN Equity	McDonald's Corp	0,364
AAPL UQ Equity	Apple Computer Inc	0,363
DD UN Equity	EI Du Pont de Nemours & Co	0,354
CAT UN Equity	Caterpillar Inc	0,354
EXC UN Equity	Exelon Corp	0,327
WM UN Equity	Washington Mutual Inc	0,323

MET UN Equity	Metlife Inc		0,318
ALL UN Equity	Allstate Corp/The		0,318
BUD UN Equity	Anheuser-Busch Cos Inc		0,312
PRU UN Equity	Prudential Financial Inc		0,307
OXY UN Equity	Occidental Petroleum Corp		0,304
VLO UN Equity	Valero Energy Corp		0,297
HON UN Equity	Honeywell International Inc		0,294
FDC UN Equity	First Data Corp		0,293
HAL UN Equity	Halliburton Co		0,284
KRB UN Equity	MBNA Corp		0,28
SGP UN Equity	Schering-Plough Corp		0,28
LEH UN Equity	Lehman Brothers Holdings Inc		0,276
EMC UN Equity	EMC Corp/Massachusetts		0,273
GLW UN Equity	Corning Inc		0,268
DVN UN Equity	Devon Energy Corp		0,265
AMAT UQ Equity	Applied Materials Inc		0,26
BR UN Equity	Burlington Resources Inc		0,259
KMB UN Equity	Kimberly-Clark Corp		0,258
STA UN Equity	St Paul Travelers Cos Inc/The		0,254
EMR UN Equity	Emerson Electric Co		0,25
CL UN Equity	Colgate-Palmolive Co		0,244
D UN Equity	Dominion Resources Inc/VA		0,243
DUK UN Equity	Duke Energy Corp		0,239
CCL UN Equity	Carnival Corp		0,233
SO UN Equity	Southern Co/The		0,232
SYMC UQ Equity	Symantec Corp		0,232
CAH UN Equity	Cardinal Health Inc		0,23
LMT UN Equity	Lockheed Martin Corp		0,223
BAX UN Equity	Baxter International Inc		0,221
TXU UN Equity	TXU Corp		0,221
MRO UN Equity	Marathon Oil Corp		0,218
ADP UN Equity	Automatic Data Processing Inc		0,216
AT UN Equity	Alltel Corp		0,214
FDX UN Equity	FedEx Corp		0,214
STI UN Equity	SunTrust Banks Inc		0,211
CVS UN Equity	CVS Corp		0,208
AET UN Equity	Aetna Inc		0,207
GD UN Equity	General Dynamics Corp		0,207
BK UN Equity	Bank of New York Co Inc/The		0,207
APA UN Equity	Apache Corp		0,207
COF UN Equity	Capital One Financial Corp		0,206
AA UN Equity	Alcoa Inc		0,206
GDT UN Equity	Guidant Corp		0,202
ITW UN Equity	Illinois Tool Works Inc		0,199
AFL UN Equity	Aflac Inc		0,199
SLM UN Equity	SLM Corp		0,199
CMX UN Equity	Caremark Rx Inc		0,196
BBT UN Equity	BB&T Corp		0,195
HIG UN Equity	Hartford Financial Services Group Inc		0,195
APC UN Equity	Anadarko Petroleum Corp		0,194
CD UN Equity	Cendant Corp		0,19
FITB UQ Equity	Fifth Third Bancorp		0,188
NCC UN Equity	National City Corp		0,186
HCA UN Equity	HCA Inc		0,185
COST UQ Equity	Costco Wholesale Corp		0,183
CFC UN Equity	Countrywide Financial Corp		0,183

ED UN Equity	Consolidated Edison Inc	0,104
LLTC UQ Equity	Linear Technology Corp	0,104
CAG UN Equity	ConAgra Foods Inc	0,104
AEE UN Equity	Ameren Corp	0,1
SWY UN Equity	Safeway Inc	0,099
TRB UN Equity	Tribune Co	0,099
WFT UN Equity	Weatherford International Ltd	0,099
EQR UN Equity	Equity Residential	0,098
NOV UN Equity	National Oilwell Varco Inc	0,098
PGN UN Equity	Progress Energy Inc	0,097
KMG UN Equity	Kerr-McGee Corp	0,096
PHM UN Equity	Pulte Homes Inc	0,096
PD UN Equity	Phelps Dodge Corp	0,096
CEG UN Equity	Constellation Energy Group Inc	0,095
PPG UN Equity	PPG Industries Inc	0,094
KMI UN Equity	Kinder Morgan Inc	0,093
ITT UN Equity	ITT Industries Inc	0,092
SUN UN Equity	Sunoco Inc	0,092
BJS UN Equity	BJ Services Co	0,092
MTB UN Equity	M&T Bank Corp	0,092
DHI UN Equity	DR Horton Inc	0,092
TJX UN Equity	TJX Cos Inc	0,091
CMA UN Equity	Comerica Inc	0,091
AOC UN Equity	AON Corp	0,091
NBR UA Equity	Nabors Industries Ltd	0,09
LUV UN Equity	Southwest Airlines Co	0,089
VNO UN Equity	Vornado Realty Trust	0,089
AES UN Equity	AES Corp/The	0,088
PBI UN Equity	Pitney Bowes Inc	0,088
NTRS UQ Equity	Northern Trust Corp	0,088
FSL/B UN Equity	Freescale Semiconductor Inc	0,088
KLAC UQ Equity	Kla-Tencor Corp	0,088
ADSK UQ Equity	Autodesk Inc	0,087
CPB UN Equity	Campbell Soup Co	0,087
LLL UN Equity	L-3 Communications Holdings Inc	0,087
ETN UN Equity	Eaton Corp	0,087
CIT UN Equity	CIT Group Inc	0,086
XL UN Equity	XL Capital Ltd	0,086
XLNX UQ Equity	Xilinx Inc	0,086
NE UN Equity	Noble Corp	0,085
CSX UN Equity	CSX Corp	0,085
TXT UN Equity	Textron Inc	0,084
RAI UN Equity	Reynolds American Inc	0,084
ODP UN Equity	Office Depot Inc	0,084
NUE UN Equity	Nucor Corp	0,084
ROK UN Equity	Rockwell Automation Inc	0,084
MI UN Equity	Marshall & Ilsley Corp	0,083
AMD UN Equity	Advanced Micro Devices Inc	0,083
DGX UN Equity	Quest Diagnostics Inc	0,082
IGT UN Equity	International Game Technology	0,082
ASO UN Equity	AmSouth Bancorp	0,082
BMET UQ Equity	Biomet Inc	0,081
NSM UN Equity	National Semiconductor Corp	0,081
ABS UN Equity	Albertson's Inc	0,081
JWN UN Equity	Nordstrom Inc	0,08
ESRX UQ Equity	Express Scripts Inc	0,079

LNC UN Equity	Lincoln National Corp	0,079
SNV UN Equity	Synovus Financial Corp	0,078
CVH UN Equity	Coventry Health Care Inc	0,077
CIN UN Equity	Cinergy Corp	0,077
HLT UN Equity	Hilton Hotels Corp	0,077
CTX UN Equity	Centex Corp	0,077
GP UN Equity	Georgia-Pacific Corp	0,077
CLX UN Equity	Clorox Co	0,076
FISV UQ Equity	Fiserv Inc	0,076
COL UN Equity	Rockwell Collins Inc	0,075
SOV UN Equity	Sovereign Bancorp Inc	0,075
NTAP UQ Equity	Network Appliance Inc	0,075
ASN UN Equity	Archstone-Smith Trust	0,074
PLD UN Equity	Prologis	0,074
DOV UN Equity	Dover Corp	0,074
INTU UQ Equity	Intuit Inc	0,073
ASD UN Equity	American Standard Cos Inc	0,073
MUR UN Equity	Murphy Oil Corp	0,073
CSC UN Equity	Computer Sciences Corp	0,073
MU UN Equity	Micron Technology Inc	0,072
EP UN Equity	El Paso Corp	0,072
DTE UN Equity	DTE Energy Co	0,072
HRB UN Equity	H&R Block Inc	0,072
PH UN Equity	Parker Hannifin Corp	0,071
ROH UN Equity	Rohm & Haas Co	0,071
ABC UN Equity	AmerisourceBergen Corp	0,071
RRD UN Equity	RR Donnelley & Sons Co	0,07
GPC UN Equity	Genuine Parts Co	0,07
XEL UN Equity	Xcel Energy Inc	0,07
LTD UN Equity	Ltd Brands	0,07
TROW UQ Equity	T Rowe Price Group Inc	0,069
HUM UN Equity	Humana Inc	0,069
FCX UN Equity	Freeport-McMoRan Copper & Gold Inc	0,069
MBI UN Equity	MBIA Inc	0,068
LXK UN Equity	Lexmark International Inc	0,067
FSH UN Equity	Fisher Scientific International Inc	0,067
MAT UN Equity	Mattel Inc	0,066
ABK UN Equity	AMBAC Financial Group Inc	0,066
UVN UN Equity	Univision Communications Inc	0,066
EK UN Equity	Eastman Kodak Co	0,065
ALTR UQ Equity	Altera Corp	0,064
MEDI UQ Equity	Medimmune Inc	0,064
ECL UN Equity	Ecolab Inc	0,064
VMC UN Equity	Vulcan Materials Co	0,063
PCL UN Equity	Plum Creek Timber Co Inc (REIT)	0,063
PSA UN Equity	Public Storage Inc	0,062
CINF UQ Equity	Cincinnati Financial Corp	0,062
BCR UN Equity	CR Bard Inc	0,062
CCE UN Equity	Coca-Cola Enterprises Inc	0,061
JP UN Equity	Jefferson-Pilot Corp	0,06
BDK UN Equity	Black & Decker Corp	0,059
SAFC UQ Equity	Safeco Corp	0,059
ACS UN Equity	Affiliated Computer Services Inc	0,059
UST UN Equity	UST Inc	0,059
NI UN Equity	NiSource Inc	0,058
LH UN Equity	Laboratory Corp of America Holdings	0,058

CHIR UQ Equity	Chiron Corp	0,058
KSE UN Equity	KeySpan Corp	0,058
CBE UN Equity	Cooper Industries Ltd	0,057
KBH UN Equity	KB Home	0,057
HSP UN Equity	Hospira Inc	0,057
Q UN Equity	Qwest Communications International Inc	0,056
ZION UQ Equity	Zions Bancorporation	0,056
NWL UN Equity	Newell Rubbermaid Inc	0,056
AZO UN Equity	Autozone Inc	0,055
ET UN Equity	E*Trade Financial Corp	0,054
RX UN Equity	IMS Health Inc	0,053
VFC UN Equity	VF Corp	0,053
SFA UN Equity	Scientific-Atlanta Inc	0,053
NCR UN Equity	NCR Corp	0,053
CTAS UQ Equity	Cintas Corp	0,053
MTG UN Equity	MGIC Investment Corp	0,053
UNM UN Equity	UnumProvident Corp	0,052
HMA UN Equity	Health Management Associates Inc	0,051
CBSS UQ Equity	Compass Bancshares Inc	0,051
DG UN Equity	Dollar General Corp	0,051
SHW UN Equity	Sherwin-Williams Co/The	0,051
RHI UN Equity	Robert Half International Inc	0,05
PBG UN Equity	Pepsi Bottling Group Inc	0,049
MWV UN Equity	MeadWestvaco Corp	0,049
NVDA UQ Equity	Nvidia Corp	0,049
AVY UN Equity	Avery Dennison Corp	0,049
TMK UN Equity	Torchmark Corp	0,049
STZ UN Equity	Constellation Brands Inc	0,049
TIF UN Equity	Tiffany & Co	0,048
PVN UN Equity	Providian Financial Corp	0,048
GR UN Equity	Goodrich Corp	0,048
WEN UN Equity	Wendy's International Inc	0,048
CMVT UQ Equity	Comverse Technology Inc	0,048
GWW UN Equity	WW Grainger Inc	0,048
HBAN UQ Equity	Huntington Bancshares Inc/OH	0,048
JBL UN Equity	Jabil Circuit Inc	0,048
BF/B UN Equity	Brown-Forman Corp	0,048
SEBL UQ Equity	Siebel Systems Inc	0,048
THC UN Equity	Tenet Healthcare Corp	0,047
FLR UN Equity	Fluor Corp	0,047
TAP UN Equity	Molson Coors Brewing Co	0,046
WHR UN Equity	Whirlpool Corp	0,046
WAT UN Equity	Waters Corp	0,046
X UN Equity	United States Steel Corp	0,045
AYE UN Equity	Allegheny Energy Inc	0,044
AV UN Equity	Avaya Inc	0,043
TMO UN Equity	Thermo Electron Corp	0,043
IPG UN Equity	Interpublic Group of Cos Inc	0,043
NYT UN Equity	New York Times Co	0,042
FHN UN Equity	First Horizon National Corp	0,042
BMC UN Equity	BMC Software Inc	0,042
APCC UQ Equity	American Power Conversion Corp	0,042
CTL UN Equity	CenturyTel Inc	0,041
AN UN Equity	Autonation Inc	0,041
CZN UN Equity	Citizens Communications Co	0,041
ABI UN Equity	Applera Corp - Applied Biosystems Group	0,041

PNW UN Equity	Pinnacle West Capital Corp		0,04
LEG UN Equity	Leggett & Platt Inc		0,04
LIZ UN Equity	Liz Claiborne Inc		0,039
TSN UN Equity	Tyson Foods Inc		0,039
EFX UN Equity	Equifax Inc		0,039
DRI UN Equity	Darden Restaurants Inc		0,039
TIN UN Equity	Temple-Inland Inc		0,039
CNP UN Equity	Centerpoint Energy Inc		0,039
SIAL UQ Equity	Sigma-Aldrich Corp		0,038
MOLX UQ Equity	Molex Inc		0,038
CTXS UQ Equity	Citrix Systems Inc		0,038
TLAB UQ Equity	Tellabs Inc		0,038
BC UN Equity	Brunswick Corp		0,038
SVU UN Equity	Supervalu Inc		0,038
BOL UN Equity	Bausch & Lomb Inc		0,037
KRI UN Equity	Knight Ridder Inc		0,037
MKC UN Equity	McCormick & Co Inc		0,036
BLL UN Equity	Ball Corp		0,036
SEE UN Equity	Sealed Air Corp		0,035
ASH UN Equity	Ashland Inc		0,035
CMI UN Equity	Cummins Inc		0,035
RDC UN Equity	Rowan Cos Inc		0,035
MYL UN Equity	Mylan Laboratories Inc		0,035
LSI UN Equity	LSI Logic Corp		0,034
SLR UN Equity	Solectron Corp		0,034
MNST UQ Equity	Monster Worldwide Inc		0,034
EMN UN Equity	Eastman Chemical Co		0,034
KG UN Equity	King Pharmaceuticals Inc		0,034
ACV UN Equity	Alberto-Culver Co		0,033
AIV UN Equity	Apartment Investment & Management Co		0,033
CPWR UQ Equity	Compuware Corp		0,033
TE UN Equity	TECO Energy Inc		0,033
WPI UN Equity	Watson Pharmaceuticals Inc		0,032
NVLS UQ Equity	Novellus Systems Inc		0,032
CMS UN Equity	CMS Energy Corp		0,032
HAS UN Equity	Hasbro Inc		0,032
FDO UN Equity	Family Dollar Stores Inc		0,031
PLL UN Equity	Pall Corp		0,031
RSH UN Equity	RadioShack Corp		0,031
SWK UN Equity	Stanley Works/The		0,031
EC UN Equity	Engelhard Corp		0,031
JNS UN Equity	Janus Capital Group Inc		0,03
JNY UN Equity	Jones Apparel Group Inc		0,03
MERQE UQ Equity	Mercury Interactive Corp		0,029
TER UN Equity	Teradyne Inc		0,029
RBK UN Equity	Reebok International Ltd		0,028
MIL UN Equity	Millipore Corp		0,028
HCR UN Equity	Manor Care Inc		0,028
IFF UN Equity	International Flavors & Fragrances Inc		0,028
CC UN Equity	Circuit City Stores Inc		0,027
QLGC UQ Equity	QLogic Corp		0,027
FII UN Equity	Federated Investors Inc		0,027
LPX UN Equity	Louisiana-Pacific Corp		0,026
GT UN Equity	Goodyear Tire & Rubber Co/The		0,026
JDSU UQ Equity	JDS Uniphase Corp		0,026
DJ UN Equity	Dow Jones & Co Inc		0,025

NOVL UQ Equity	Novell Inc	0,024
BMS UN Equity	Bemis Co	0,024
PTV UN Equity	Pactiv Corp	0,024
PKI UN Equity	PerkinElmer Inc	0,023
ATI UN Equity	Allegheny Technologies Inc	0,023
SANM UQ Equity	Sanmina-SCI Corp	0,023
TSG UN Equity	Sabre Holdings Corp	0,023
ADCT UQ Equity	ADC Telecommunications Inc	0,022
DPH UN Equity	Delphi Corp	0,022
SBL UN Equity	Symbol Technologies Inc	0,022
OMX UN Equity	OfficeMax Inc	0,021
UIS UN Equity	Unisys Corp	0,021
NAV UN Equity	Navistar International Corp	0,02
AW UN Equity	Allied Waste Industries Inc	0,02
TEK UN Equity	Tektronix Inc	0,02
MDP UN Equity	Meredith Corp	0,02
R UN Equity	Ryder System Inc	0,019
CVG UN Equity	Convergys Corp	0,018
SNA UN Equity	Snap-On Inc	0,018
DCN UN Equity	Dana Corp	0,017
CPN UN Equity	Calpine Corp	0,017
GAS UN Equity	Nicor Inc	0,016
ANDW UQ Equity	Andrew Corp	0,016
PMTC UQ Equity	Parametric Technology Corp	0,016
PMCS UQ Equity	PMC - Sierra Inc	0,014
DDS UN Equity	Dillard's Inc	0,014
PGL UN Equity	Peoples Energy Corp	0,014
DYN UN Equity	Dynegy Inc	0,014
MYG UN Equity	Maytag Corp	0,013
HPC UN Equity	Hercules Inc	0,012
VC UN Equity	Visteon Corp	0,012
BLI UN Equity	Big Lots Inc	0,011
CIEN UQ Equity	Ciena Corp	0,011
CTB UN Equity	Cooper Tire & Rubber Co	0,009
AMCC UQ Equity	Applied Micro Circuits Corp	0,008
GTW UN Equity	Gateway Inc	0,007

Index price development (source: Bloomberg data system as of July 6, 2006)

	Low	High
2003	800.73	1,111.92
2004	1,063.23	1,213.55
2005	1,137.50	1,272.74
January 2006	1,261.49	1,294.18
February 2006	1,254.78	1,294.12
March 2006	1,272.23	1,307.25
April 2006	1,285.33	1,311.56
May 2006	1,256.58	1,325.76
June 2006	1,223.69	1,288.22

As of July 6, 2006 the closing level of the Index was 1,274.08

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6/ INFORMATION RELATING TO THE NIKKEI 225 INDEX

The information contained in the Final Terms with respect to the Index$_{(2)}$ consists of extracts from Bloomberg Data Base. The Issuer accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.

Description

Unless otherwise stated, all information herein relating to the Nikkei 225 has been derived from publicly available sources. Such information reflects the policies of Nihon Keizai Shimbun, Inc. ("**Nikkei**") as of the date hereof as stated in such sources; such policies are subject to change at the discretion of Nikkei.

The Nikkei 225 is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 is currently based on 225 underlying stocks listed in the First Section on the Tokyo Stock Exchange ("**TSE**") representing a broad cross-section of Japanese industries. Stocks listed in the First Section are among the most actively traded stocks on the TSE.
While Nikkei currently employs the following methodology to calculate the Nikkei 225, no assurance can be given that Nikkei will not modify or change such methodology in a manner that may affect the Index-Linked Interest Amounts or any other amount payable in respect of the Notes.

The Nikkei 225 is a modified, price-weighted index (*i.e.*, an underlying stock's weight in the index is based on its price per share rather than the total market capitalisation of the issuer) which is calculated by (i) multiplying the per share price of each underlying stock by the corresponding multiplier for such underlying stock (a "**Multiplier**"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "**Divisor**"). The Divisor, initially set in 1949 at 225, was 21.987 as of July 9, 2002 and is subject to adjustments as set forth below. Each Multiplier is computed by dividing yen 50 by the par value of the relevant underlying stock, so that the share price of each underlying stock when multiplied by its Multiplier corresponds to a share price based on a uniform par value of yen 50. The par value stock system was abolished with effect as of October 1, 2001. With effect from such date presumed par values determined by Nikkei are used in the computation of each Multiplier. The presumed par value of each underlying stock in use as of September 30, 2001

was set at the par value of such stock as of such date. The stock prices used in the calculation of the Nikkei 225 are those reported by the TSE. The level of the Nikkei 225 is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 in the event of certain changes due to non-market factors affecting the underlying stocks, such as the addition or deletion of underlying stocks, substitution of stocks, stock dividends or stock splits, the Divisor used in calculating the Nikkei 225 is adjusted in order that the level of the Nikkei 225 is not altered in an uncoordinated way and thereby lacks continuity. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any underlying stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Multiplier and divided by the new Divisor (*i.e.*, the level of the Nikkei 225 immediately after such change) will equal the level of the Nikkei 225 immediately prior to the change.

Underlying stocks may be deleted or added by Nikkei. The underlying stocks shall be, in general, reconsidered once a year, on the first business day of October, pursuant to the periodic reconsideration standard set up by Nikkei (a new standard for selecting stocks for "Nikkei Stock Average" was published on April 15, 2000 and partial revisions to such standard were announced on December 18, 2000 and became effective on March 1, 2001). There is no upper limit to the number of stocks to be replaced under the periodic reconsideration. Further, other than the periodic reconsideration, any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Any underlying stock which is transferred to the "Kanri-Post" because of the high likelihood that it will become delisted or because it is undergoing an inspection of the application for delisting is in principle a candidate for deletion; however, the actual deletion of such stock will be decided after taking into account the possibility of continuance of business of the issuer or the likelihood of delisting, etc. Upon deletion of a stock from the underlying stocks, Nikkei will select a suitable replacement for such deleted underlying stock in accordance with certain criteria. As a general rule, in each case, the number of stocks to be deleted from and the number of replacement stocks to be added to the underlying stocks shall be the same and such replacement will be made on the same day to maintain the number of the underlying stocks at 225. However, under special circumstances the Nikkei 225 may be calculated with less than 225 underlying stocks for a limited period of time between the deletion of a stock and the addition of a replacement stock. During this period the continuity in the index value of the Nikkei 225 will be maintained by adjusting the Divisor each time upon addition, deletion or substitution of the underlying stock(s).

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalisation. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a

listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may *suspend the trading of individual* stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 which may, in turn, adversely affect the value of the Notes under certain circumstances.

Dissemination method
(Source : Nihon Keizai Shimbun, Inc.)

Characteristics

The Nikkei Stock Average (Stock Average) is one of Japan's major stock market indices because of its eminence and over forty year history. Nihon Keizai Shimbun, Inc. has been calculating and announcing the Index from 1970. Since October 1, 1985, the Index has been calculated every minute.

1. a long history of continuity

The present calculation method was developed in September 1950. It has been continually quoted since May 1949 and is Japan's oldest continually quoted stock index.

The Nikkei Stock Average is an average price adjusted by the Dow method, which is suitable for monitoring the level of the market and its changes.

2. a highly representative calculation

The 225 component stocks are the most actively traded issues of the TSE First Section. Therefore, it reflects, up to the moment market trends. Since October 1991, the constituent stocks are reviewed and low liquidity shares are replaced by higher liquidity shares.

II. Deletion & Addition Rules

Since October 1, 1991, the constituent shares are reviewed in accordance with the following rules once a year.

1. the Index constituents

The Nikkei Stock average is calculated from the prices of 225 TSE First Section stocks selected to represent the overall performances of the market. Emphasis is thereby placed on maintaining its historical continuity over a long period of time while keeping it composed of stocks with higher market liquidity.

2. High liquidity Group

Stocks with relatively high market liquidity are selected from the TSE First Section listing and sorted as the «high liquidity group ». The market liquidity of each stock is measured by the issue's trading volume and its price fluctuation per trading volume for the past ten years. The stocks ranking among the first half of the TSE First Section in terms of a combinaison of these two barometers form the high liquidity group.

3. Standards for Deletion

a. Any constituent stock shall be deleted from the Average should it become unauthorised to de traded on the TSE First Section for any of the following reasons :

Bankruptcy
merger or acquisition by another company
delisting or moving to « Seiri-Post » due to excessive debt, etc.
moving to the Second Section

b. Constituent stocks having relatively low market liquidity on the TSE First (i. e. those not belonging to the high liquidity group) may be deleted. Such cases shall be limited to a maximum of 3 % of the whole Average constituents, 6 of them, per year.

4. Standards for Addition

If one or more of the constituent stocks are deleted from the Average, the resulting vacancies shall be filled with the corresponding number of non-constituents which have been selected as addition candidates in accordance with the following procedure.

a. Selection of Priority Industries

Firstly, each industry's distribution in the high liquidity group is identified and the ideal number of Average constituents from each industry is determined in proportion to the number of stocks that industry has in the high liquidity group. Then, by reference to the ideal and actual numbers of the Average constituents from the industry, its shortage ratio is calculated. The industry classification used here is as defined by Nikkei (36 sectors).

Ideal number of constituents from the Industry A :

$$= \frac{B}{C/2} * 225$$

Shortage ratio :

$$= \frac{A-D}{D} * 100$$

Where :

B is the number of stocks the industry has in the hugh liquidity group
C is the total number of stocks listed on the TSE First Section
D is the actual number of Average constituents from the industry

b. Selection of Addition Candidates from Priority Industries

Addition candidates are selected from each priority in order of market liquidity

c. Restrictions for Addition Candidates

Notwithstanding the above, stocks may in principle not be adopted as addition candidates if they, at the time of selection :

have been listed on the TSE First Selection for less than 3 years, or
have less than 60 million shares outstanding (the number of outstanding shares of stocks with par value other than 50 yen is calculated after converting to a 50 yen par value basis).

d. Exceptions

If a stock newly listed by the TSE on its First Section as an exceptional case can be deemed representative of the overall performance of the market, such stock may replace an average constituent having lower market liquidity.

5. Determination and Announcement of the Changes

Deletion/addition stocks are determined and announced by Nihon Keizai Shimbun, Inc. after consulting scholars, market experts, etc.

III. Calculation Method

The Nikkei Stock Average is an average price of 225 stocks traded on the TSE First Section. However, it is different from a simple average in that the divisor is adjusted to maintain continuity.

1. Computation Formula

$$\text{Nikkei average} = \frac{\text{Sum of stock prices of 225 constituents}}{\text{Divisor}}$$

Stocks that do not have a par value of 50 yen are converted to 50 yen par value.
Three decimal figures are rounded to two in the calculation of the average.
Priority in the usage of prices are :

current special quotation (closing special quotation)
current price
standard price which is defined as follows : the theoretical price of ex-rights, a special quotation on the previous day or closing price of the previous day in this order of priority.

2. Adjustment of divisors

When there is a non-market change in the price of the constituents or the constituents are changed, the divisor is adjusted so that the Index level does not change after this event.

a. in the case of ex-rights

the new divisor

$$\frac{\text{Old divisor} * (\text{sum of stock prices with rights} - \text{sum of rights prices})}{\text{sum of stock prices with rights}}$$

Where :

Rights prices = last cum stock price - theoretical value of ex rights

Theoretical value of ex rights =

$$\frac{\text{last cum stock price} + \text{paid in amount} * \text{paid in allotment ratio}}{\text{paid in allotment ratio} + \text{split allotment ratio}}$$

b. in the case of capital decrease

$$\text{Theoretical value of ex rights} = \frac{\text{last cum stock price}}{1 - \text{ratio of capital decrease}}$$

c. in the case of constituent replacement

Rights price = Price of deleted constituents - Price of added constituents

3. Magnification

$$\text{Adjusted magnification} = \frac{225}{\text{divisor}}$$

$$\text{Adjusted magnification} = \frac{\text{adjusted average}}{\text{arithmetic average}}$$

$$= \frac{\text{sum of stock prices}}{\text{divisor}} \quad \frac{\text{sum of stock prices}}{225}$$

$$= \frac{225}{\text{divisor}}$$

Index components *(source: Bloomberg data system as of September 15, 2005)*

Bloomberg Code	Long Name Company	Weightings in %
6857 JT Equity	Advantest Corp	2,886
9983 JT Equity	Fast Retailing Co Ltd	2,727
6954 JT Equity	Fanuc Ltd	2,664
6762 JT Equity	TDK Corp	2,661
6971 JT Equity	Kyocera Corp	2,487
8035 JT Equity	Tokyo Electron Ltd	2,008
4502 JT Equity	Takeda Pharmaceutical Co Ltd	1,977
9433 JT Equity	KDDI Corp	1,958
7267 JT Equity	Honda Motor Co Ltd	1,913
7751 JT Equity	Canon Inc	1,84
9984 JT Equity	Softbank Corp.	1,837
9735 JT Equity	Secom Co Ltd	1,726
9737 JT Equity	CSK Corp	1,606
4063 JT Equity	Shin-Etsu Chemical Co Ltd	1,511
7203 JT Equity	Toyota Motor Corp	1,505
4523 JT Equity	Eisai Co Ltd	1,441
8253 JT Equity	Credit Saison Co Ltd	1,4
9613 JT Equity	NTT Data Corp	1,349
4503 JT Equity	Astellas Pharma Inc	1,286
6758 JT Equity	Sony Corp	1,27
4704 JT Equity	Trend Micro Inc	1,239
3382 JT Equity	Seven & I Holdings Co Ltd	1,188
4901 JT Equity	Fuji Photo Film Co Ltd	1,178
4543 JT Equity	Terumo Corp	1,077
4324 JT Equity	Dentsu Inc	0,995
6902 JT Equity	Denso Corp	0,95
6367 JT Equity	Daikin Industries Ltd	0,928
4452 JT Equity	Kao Corp	0,866
4505 JT Equity	Daiichi Pharmaceutical Co Ltd	0,824
9766 JT Equity	Konami Corp	0,822
7733 JT Equity	Olympus Corp	0,727
5108 JT Equity	Bridgestone Corp	0,727
4501 JT Equity	Sankyo Co Ltd	0,713

4519 JT Equity	Chugai Pharmaceutical Co Ltd	0,706
8267 JT Equity	Aeon Co Ltd	0,681
6366 JT Equity	Chiyoda Corp	0,627
7269 JT Equity	Suzuki Motor Corp	0,621
8058 JT Equity	Mitsubishi Corp	0,62
7951 JT Equity	Yamaha Corp	0,604
6752 JT Equity	Matsushita Electric Industrial Co Ltd	0,597
8252 JT Equity	Marui Co Ltd	0,592
7912 JT Equity	Dai Nippon Printing Co Ltd	0,571
7752 JT Equity	Ricoh Co Ltd	0,57
1963 JT Equity	JGC Corp	0,564
6770 JT Equity	Alps Electric Co Ltd	0,561
9064 JT Equity	Yamato Transport Co Ltd	0,553
6773 JT Equity	Pioneer Corp	0,549
8238 JT Equity	Isetan Co Ltd	0,543
5901 JT Equity	Toyo Seikan Kaisha Ltd	0,537
8766 JT Equity	Millea Holdings Inc	0,535
6952 JT Equity	Casio Computer Co Ltd	0,523
6753 JT Equity	Sharp Corp	0,521
8801 JT Equity	Mitsui Fudosan Co Ltd	0,513
4911 JT Equity	Shiseido Co Ltd	0,509
6473 JT Equity	Koyo Seiko Co Ltd	0,508
2914 JT Equity	Japan Tobacco Inc	0,5
8830 JT Equity	Sumitomo Realty & Development Co Ltd	0,497
8604 JT Equity	Nomura Holdings Inc	0,489
6841 JT Equity	Yokogawa Electric Corp	0,48
4507 JT Equity	Shionogi & Co Ltd	0,471
7731 JT Equity	Nikon Corp	0,466
8802 JT Equity	Mitsubishi Estate Co Ltd	0,464
1925 JT Equity	Daiwa House Industry Co Ltd	0,453
4021 JT Equity	Nissan Chemical Industries Ltd	0,45
8755 JT Equity	Sompo Japan Insurance Inc	0,448
5802 JT Equity	Sumitomo Electric Industries Ltd	0,446
2502 JT Equity	Asahi Breweries Ltd	0,44
5002 JT Equity	Showa Shell Sekiyu KK	0,44
6301 JT Equity	Komatsu Ltd	0,434
4506 JT Equity	Dainippon Pharmaceutical Co Ltd	0,428
1928 JT Equity	Sekisui House Ltd	0,425
6976 JT Equity	Taiyo Yuden Co Ltd	0,419
5333 JT Equity	NGK Insulators Ltd	0,418
8233 JT Equity	Takashimaya Co Ltd	0,416
8309 JT Equity	Mitsui Trust Holdings Inc	0,408
9301 JT Equity	Mitsubishi Logistics Corp	0,404
8752 JT Equity	Mitsui Sumitomo Insurance Co Ltd	0,404
2282 JT Equity	Nippon Meat Packers Inc	0,398
1721 JT Equity	COMSYS Holdings Corp	0,397
2002 JT Equity	Nisshin Seifun Group Inc	0,393
8031 JT Equity	Mitsui & Co Ltd	0,383
7201 JT Equity	Nissan Motor Co Ltd	0,381
5201 JT Equity	Asahi Glass Co Ltd	0,378
2802 JT Equity	Ajinomoto Co Inc	0,375
8306 JT Equity	Mitsubishi Tokyo Financial	0,374

	Group Inc	
7911 JT Equity	Toppan Printing Co Ltd	0,372
6767 JT Equity	Mitsumi Electric Co Ltd	0,368
2503 JT Equity	Kirin Brewery Co Ltd	0,36
4902 JT Equity	Konica Minolta Holdings Inc	0,349
2801 JT Equity	Kikkoman Corp	0,348
6991 JT Equity	Matsushita Electric Works Ltd	0,339
8053 JT Equity	Sumitomo Corp	0,338
8355 JT Equity	Shizuoka Bank Ltd/The	0,328
3405 JT Equity	Kuraray Co Ltd	0,304
8316 JT Equity	Sumitomo Mitsui Financial Group Inc	0,299
1601 JT Equity	Teikoku Oil Co Ltd	0,296
3105 JT Equity	Nisshinbo Industries Inc	0,29
5332 JT Equity	Toto Ltd	0,287
5713 JT Equity	Sumitomo Metal Mining Co Ltd	0,287
5001 JT Equity	Nippon Oil Corp	0,286
5714 JT Equity	Dowa Mining Co Ltd	0,282
7762 JT Equity	Citizen Watch Co Ltd	0,282
6103 JT Equity	Okuma Corp	0,272
9104 JT Equity	Mitsui OSK Lines Ltd	0,268
4272 JT Equity	Nippon Kayaku Co Ltd	0,263
8583 JT Equity	Nippon Shinpan Co Ltd	0,261
8331 JT Equity	Chiba Bank Ltd/The	0,259
5016 JT Equity	Nippon Mining Holdings Inc	0,258
4151 JT Equity	Kyowa Hakko Kogyo Co Ltd	0,257
8601 JT Equity	Daiwa Securities Group Inc	0,251
8403 JT Equity	Sumitomo Trust & Banking Co Ltd/The	0,246
6326 JT Equity	Kubota Corp	0,238
6702 JT Equity	Fujitsu Ltd	0,236
9107 JT Equity	Kawasaki Kisen Kaisha Ltd	0,236
1802 JT Equity	Obayashi Corp	0,234
8332 JT Equity	Bank of Yokohama Ltd/The	0,234
8307 JT Equity	UFJ Holdings Inc	0,228
2531 JT Equity	Takara Holdings Inc	0,228
7205 JT Equity	Hino Motors Ltd	0,227
6501 JT Equity	Hitachi Ltd	0,225
9101 JT Equity	Nippon Yusen KK	0,224
8001 JT Equity	Itochu Corp	0,218
4183 JT Equity	Mitsui Chemicals Inc	0,215
2602 JT Equity	Nisshin Oillio Group Ltd/The	0,213
5803 JT Equity	Fujikura Ltd	0,211
1803 JT Equity	Shimizu Corp	0,21
6472 JT Equity	NTN Corp	0,208
9605 JT Equity	Toei Co Ltd	0,206
4005 JT Equity	Sumitomo Chemical Co Ltd	0,205
8411 JT Equity	Mizuho Financial Group Inc	0,203
9008 JT Equity	Keio Corp	0,202
6503 JT Equity	Mitsubishi Electric Corp	0,201
6302 JT Equity	Sumitomo Heavy Industries Ltd	0,199
3865 JT Equity	Hokuetsu Paper Mills Ltd	0,198
6701 JT Equity	NEC Corp	0,195
3861 JT Equity	OJI Paper Co Ltd	0,194
9020 JT Equity	East Japan Railway Co	0,194
9007 JT Equity	Odakyu Electric Railway Co Ltd	0,192

2261 JT Equity	Meiji Dairies Corp	0,192
8603 JT Equity	Nikko Cordial Corp	0,191
3401 JT Equity	Teijin Ltd	0,189
6471 JT Equity	NSK Ltd	0,188
5706 JT Equity	Mitsui Mining & Smelting Co Ltd	0,188
9681 JT Equity	Tokyo Dome Corp	0,187
9009 JT Equity	Keisei Electric Railway Co Ltd	0,186
9005 JT Equity	Tokyu Corp	0,18
2202 JT Equity	Meiji Seika Kaisha Ltd	0,177
3407 JT Equity	Asahi Kasei Corp	0,176
3402 JT Equity	Toray Industries Inc	0,176
5801 JT Equity	Furukawa Electric Co Ltd	0,174
8803 JT Equity	Heiwa Real Estate Co Ltd	0,173
2501 JT Equity	Sapporo Holdings Ltd	0,17
9062 JT Equity	Nippon Express Co Ltd	0,169
4045 JT Equity	Toagosei Co Ltd	0,168
9432 JT Equity	Nippon Telegraph & Telephone Corp	0,165
5202 JT Equity	Nippon Sheet Glass Co Ltd	0,164
2779 JT Equity	Mitsukoshi Ltd	0,163
5101 JT Equity	Yokohama Rubber Co Ltd/The	0,162
7270 JT Equity	Fuji Heavy Industries Ltd	0,159
5301 JT Equity	Tokai Carbon Co Ltd	0,159
3404 JT Equity	Mitsubishi Rayon Co Ltd	0,155
2001 JT Equity	Nippon Flour Mills Co Ltd	0,154
1812 JT Equity	Kajima Corp	0,151
6479 JT Equity	Minebea Co Ltd	0,15
6502 JT Equity	Toshiba Corp	0,148
2871 JT Equity	Nichirei Corp	0,148
1861 JT Equity	Kumagai Gumi Co Ltd	0,147
8002 JT Equity	Marubeni Corp	0,147
9001 JT Equity	Tobu Railway Co Ltd	0,141
7261 JT Equity	Mazda Motor Corp	0,141
4042 JT Equity	Tosoh Corp	0,14
6361 JT Equity	Ebara Corp	0,138
6504 JT Equity	Fuji Electric Holdings Co Ltd	0,138
1801 JT Equity	Taisei Corp	0,137
9531 JT Equity	Tokyo Gas Co Ltd	0,137
5707 JT Equity	Toho Zinc Co Ltd	0,136
3893 JT Equity	Nippon Paper Group Inc	0,136
4061 JT Equity	Denki Kagaku Kogyo K K	0,135
7231 JT Equity	Topy Industries Ltd	0,131
9021 JT Equity	West Japan Railway Co	0,128
5233 JT Equity	Taiheiyo Cement Corp	0,126
1332 JT Equity	Nippon Suisan Kaisha Ltd	0,126
5631 JT Equity	Japan Steel Works Ltd/The	0,125
6703 JT Equity	Oki Electric Industry Co Ltd	0,125
8606 JT Equity	Shinko Securities Co Ltd	0,122
7202 JT Equity	Isuzu Motors Ltd	0,117
9202 JT Equity	All Nippon Airways Co Ltd	0,116
9532 JT Equity	Osaka Gas Co Ltd	0,114
4010 JT Equity	Mitsubishi Chemical Corp	0,113
4041 JT Equity	Nippon Soda Co Ltd	0,113
5711 JT Equity	Mitsubishi Materials Corp	0,112
5401 JT Equity	Nippon Steel Corp	0,111
7011 JT Equity	Mitsubishi Heavy Industries Ltd	0,111

4004 JT Equity	Showa Denko KK	0,106
5232 JT Equity	Sumitomo Osaka Cement Co Ltd	0,105
5411 JT Equity	JFE Holdings Inc	0,104
2201 JT Equity	Morinaga & Co Ltd	0,099
6764 JT Equity	Sanyo Electric Co Ltd	0,099
9205 JT Equity	Japan Airlines Corp	0,099
5405 JT Equity	Sumitomo Metal Industries Ltd	0,095
5406 JT Equity	Kobe Steel Ltd	0,092
6508 JT Equity	Meidensha Corp	0,091
5701 JT Equity	Nippon Light Metal Co Ltd	0,09
9501 JT Equity	Tokyo Electric Power Co Inc/The	0,088
9502 JT Equity	Chubu Electric Power Co Inc	0,087
4208 JT Equity	Ube Industries Ltd/Japan	0,086
3101 JT Equity	Toyobo Co Ltd	0,084
3110 JT Equity	Nitto Boseki Co Ltd	0,084
4689 JT Equity	Yahoo! Japan Corp	0,081
7012 JT Equity	Kawasaki Heavy Industries Ltd	0,081
9503 JT Equity	Kansai Electric Power Co Inc/The	0,077
7003 JT Equity	Mitsui Engineering & Shipbuilding Co Ltd	0,075
8308 JT Equity	Resona Holdings Inc	0,075
6674 JT Equity	GS Yuasa Corp	0,07
6796 JT Equity	Clarion Co Ltd	0,065
5715 JT Equity	Furukawa Co Ltd	0,065
7211 JT Equity	Mitsubishi Motors Corp	0,062
8404 JT Equity	Mizuho Trust & Banking Co Ltd	0,062
9437 JT Equity	NTT DoCoMo Inc	0,06
7013 JT Equity	Ishikawajima-Harima Heavy Industries Co	0,059
8003 JT Equity	Tomen Corp	0,057
7004 JT Equity	Hitachi Zosen Corp	0,055
3103 JT Equity	Unitika Ltd	0,053
3864 JT Equity	Mitsubishi Paper Mills Ltd	0,051
2768 JT Equity	Sojitz Holdings Corp	0,018

*Index price development (source: **Bloomberg data system as of July 6, 2006**)*

	Low	High
2003	7,607.88	11,161.71
2004	10,365.40	12,163.89
2005	10,825.39	16,344.20
January 2006	15,341.18	16,649.82
February 2006	15,437.93	16,747.76
March 2006	15,627.49	17,059.66
April 2006	16,906.23	17,563.37
May 2006	15,467.33	17,291.67
June 2006	14,218.60	15,789.31

As of July 6, 2006 the closing level of the Index was 15,321.40.

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